SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 28581; 812-13523]

Allstate Financial Investment Trust, et al.; Notice of Application

January 12, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application for an order under section 12(d)(1)(J) of the Investment

Company Act of 1940 ("Act") for an exemption from sections 12(d)(1)(A) and (B) of the

Act, and under sections 6(c) and 17(b) of the Act for an exemption from section 17(a) of

the Act.

Summary of the Application: Applicants request an order that would permit certain

registered open-end management investment companies to acquire shares of other

registered open-end management investment companies and unit investment trusts that

are within and outside the same group of investment companies.

Applicants: Allstate Financial Investment Trust ("Trust") and Allstate Institutional

Advisers, LLC ("Adviser").

Filing Dates: The application was filed on April 18, 2008 and amended on October 14,

2008. Applicants have agreed to file an amendment during the notice period, the

substance of which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the application will be issued

unless the Commission orders a hearing. Interested persons may request a hearing by

writing to the Commission's Secretary and serving applicants with a copy of the request,

personally or by mail. Hearing requests should be received by the Commission by 5:30

p.m. on February 6, 2009, and should be accompanied by proof of service on applicants in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants, c/o Renee M. Hardt, Vedder Price P.C., 222 N. LaSalle Street, Chicago, IL 60601.

For Further Information Contact: Keith A. Gregory, Senior Counsel, at (202) 551-6815, or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Office of Investment Company Regulation, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the Commission's Public Reference Room, 100 F Street, NE, Washington, DC 20549-1520 (telephone (202) 551-5850).

Applicants' Representations:

      1.   The Trust, a Delaware statutory trust, is registered under the Act as an open-end management investment company. The Trust is a series trust which currently offers eight series, each of which has its own investment objectives and policies ("Funds").[1]

      2.   The Adviser, a Delaware limited liability company, is registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act") and

---

[1] Applicants request that the order extend to any future series of the Trust, and any other existing or future registered open-end management investment companies and their series that are part of the same group of investment companies, as defined in section 12(d)(1)(G)(ii) of the Act, as the Trust and are, or may in the future be, advised by the Adviser or any other investment adviser controlling, controlled by, or under common control with the Adviser (included in the term, "Funds"). The Trust is the only registered investment company that currently intends to rely on the requested order. Any other entity that relies on the order in the future will comply with the terms and conditions of the application.

serves as investment adviser to the Funds. The Adviser is a wholly-owned subsidiary of Allstate Life Insurance Company, which is an indirect, wholly-owned subsidiary of The Allstate Corporation. The Adviser currently employs AllianceBerstein L.P. to manage the Funds of Funds (as defined below) and Allstate Investment Management Company ("AIMCO"), an affiliate of the Adviser, to manage the Allstate Large Cap Index, a Fund of the Trust. AllianceBernstein L.P. and AIMCO are, and any future subadviser will be, registered under the Advisers Act.

3.   Applicants request relief to permit: (a) a Fund (each a "Fund of Funds") to acquire shares of registered open-end management investment companies (the "Unaffiliated Investment Companies") and unit investment trusts ("UITs") that are not part of the "same group of investment companies" (as defined in section 12(d)(1)(G)(ii) of the Act) as the Fund of Funds ("Unaffiliated Trusts," together with the Unaffiliated Investment Companies, the "Unaffiliated Funds"); (b) the Unaffiliated Funds, their principal underwriters and any broker or dealer registered under the Securities Exchange Act of 1934 ("Broker") to sell shares of the Unaffiliated Funds to the Fund of Funds; (c) the Fund of Funds to acquire shares of Allstate Large Cap Index Fund and other Funds in the "same group of investment companies" (as defined in section 12(d)(1)(G)(ii) of the Act) as the Fund of Funds (collectively, the "Affiliated Funds," and together with the Unaffiliated Funds, the "Underlying Funds"); and (d) the Affiliated Funds, their principal underwriters and any Broker to sell shares of the Affiliated Funds to the Fund of Funds. Certain of the Unaffiliated Funds may be registered under the Act as either UITs or open-end management investment companies and have obtained exemptions from the Commission necessary to permit their shares to be listed and traded on a national

3

securities exchange at negotiated prices ("ETFs"). Each Fund of Funds also may invest

in other securities and financial instruments that are not issued by registered investment

companies and are consistent with its investment objective and restrictions.

Applicants' Legal Analysis:

A. Section 12(d)(1)

1.   Section 12(d)(1)(A) of the Act prohibits a registered investment company

from acquiring shares of an investment company if the securities represent more than 3%

of the total outstanding voting stock of the acquired company, more than 5% of the total

assets of the acquiring company, or, together with the securities of any other investment

companies, more than 10% of the total assets of the acquiring company. Section

12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal

underwriter and any broker or dealer from selling the shares of the investment company

to another investment company if the sale will cause the acquiring company to own more

than 3% of the acquired company's voting stock, or if the sale will cause more than 10%

of the acquired company's voting stock to be owned by investment companies generally.

2.   Section 12(d)(1)(J) of the Act provides that the Commission may exempt

any person, security, or transaction, or any class or classes of persons, securities or

transactions, from any provision of section 12(d)(1) if the exemption is consistent with

the public interest and the protection of investors. Applicants seek an exemption under

section 12(d)(1)(J) of the Act to permit the Funds of Funds to acquire shares of the

Underlying Funds in excess of the limits set forth in section 12(d)(1)(A) of the Act and to

permit the Underlying Funds, their principal underwriters and any Broker to sell shares of the Underlying Funds to the Funds of Funds in excess of the limits set forth in section 12(d)(1)(B) of the Act.

3.　　Applicants state that the proposed arrangement will not give rise to the policy concerns underlying sections 12(d)(1)(A) and (B), which include concerns about undue influence by a fund of funds or its affiliated persons over underlying funds, excessive layering of fees, and overly complex fund structures. Accordingly, applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

4.　　Applicants state that the proposed arrangement will not result in undue influence by a Fund of Funds or its affiliated persons over the Underlying Funds. The concern about undue influence does not arise in connection with a Fund of Funds' investment in the Affiliated Funds, since they are part of the same group of investment companies. To limit the control that a Fund of Funds or its affiliated persons may have over an Unaffiliated Fund, applicants submit that: (a) the Adviser and any person controlling, controlled by or under common control with the Adviser, any investment company and any issuer that would be an investment company but for section 3(c)(1) or section 3(c)(7) of the Act advised or sponsored by the Adviser or any person controlling, controlled by or under common control with the Adviser (collectively, the "Group"), and (b) any investment adviser within the meaning of section 2(a)(20)(B) of the Act to a Fund of Funds ("Sub-Adviser") and any person controlling, controlled by or under common control with the Sub-Adviser, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised by the Sub-Adviser or any person controlling,

5

controlled by or under common control with the Sub-Adviser (collectively, the "Sub-Adviser Group") will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of section 2(a)(9) of the Act.

5.   Applicants further state that condition 2 below precludes a Fund of Funds or the Adviser, any Sub-Adviser, promoter or principal underwriter of a Fund of Funds, and any person controlling, controlled by, or under common control with any of those entities (each, a "Fund of Funds Affiliate") from taking advantage of an Unaffiliated Fund with respect to transactions between a Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or its investment adviser(s), sponsor, promoter and principal underwriter and any person controlling, controlled by or under common control with any of those entities (each, an "Unaffiliated Fund Affiliate"). No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, investment adviser, Sub-Adviser, or employee of the Fund of Funds, or a person of which any such officer, director, trustee, investment adviser, Sub-Adviser, member of an advisory board, or employee is an affiliated person (each, an "Underwriting Affiliate," except any person whose relationship to the Unaffiliated Fund is covered by section 10(f) of the Act is not an Underwriting Affiliate). An offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an "Affiliated Underwriting."

6. To further assure that an Unaffiliated Investment Company understands the implications of an investment by a Fund of Funds under the requested order, prior to a Fund of Funds' investment in the shares of an Unaffiliated Investment Company in excess of the limit in section 12(d)(1)(A)(i) of the Act, a Fund of Funds and the Unaffiliated Investment Company will execute an agreement stating, without limitation, that their boards of directors or trustees ("Boards") and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order ("Participation Agreement"). Applicants note that an Unaffiliated Fund (other than an ETF whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds.[2]

7. Applicants do not believe that the proposed arrangement will involve excessive layering of fees. The Board of each Fund of Funds, including a majority of the trustees who are not "interested persons," as defined in section 2(a)(19) of the Act ("Independent Trustees") will find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to any Underlying Fund's advisory contract(s). Applicants further state that the Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to rule 12b-1 under the Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or an affiliated person of the

---

[2] An Unaffiliated Fund, including an ETF, would retain its right to reject any initial investment by a Fund of Funds in excess of limit in section 12(d)(1)(A)(i) of the Act by declining to execute the Participation Agreement with the Fund of Funds.

Adviser by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund.

8.   Applicants state that any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in Rule 2830 of the Conduct Rules of the NASD.

9.   Applicants state that the proposed arrangement will not create an overly complex fund structure. Applicants note that an Underlying Fund will be prohibited from acquiring securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except in certain circumstances identified in condition 12 below. Applicants also represent that a Fund of Funds' prospectus and sales literature will contain concise, "plain English" disclosure designed to inform investors about the unique characteristics of the proposed arrangement, including, but not limited to, the expense structure and the additional expenses of investing in Underlying Funds.

B. Section 17(a)

1.   Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated persons of the company. Section 2(a)(3) of the Act defines an "affiliated person" of another person to include (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by, or under common control with the other person. Applicants

state that the Funds of Funds and the Affiliated Funds may be deemed to be under

common control of the Adviser and therefore affiliated persons of one another.

Applicants also state that a Fund of Funds and the Underlying Funds may be deemed to

be affiliated persons of each other if a Fund of Funds acquires 5% or more of an

Underlying Fund's outstanding voting securities. In light of these possible affiliations,

section 17(a) could prevent an Underlying Fund from selling shares to and redeeming

shares from a Fund of Funds.[3]

      2.   Section 17(b) of the Act authorizes the Commission to grant an order

permitting a transaction otherwise prohibited by section 17(a) if it finds that (a) the terms

of the proposed transaction are fair and reasonable and do not involve overreaching on

the part of any person concerned; (b) the proposed transaction is consistent with the

policies of each registered investment company involved; and (c) the proposed

transaction is consistent with the general purposes of the Act. Section 6(c) of the Act

permits the Commission to exempt any person or transactions from any provision of the

Act if such exemption is necessary or appropriate in the public interest and consistent

with the protection of investors and the purposes fairly intended by the policy and

provisions of the Act.

      3.   Applicants submit that the proposed transactions satisfy the requirements

for relief under sections 17(b) and 6(c) of the Act as the terms are fair and reasonable and

do not involve overreaching. Applicants state that the terms upon which an Underlying

---

[3] Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Fund of Funds may be prohibited by section 17(e) of the Act. The Participation Agreement also will include this acknowledgement.

Fund will sell its shares to or purchase its shares from a Fund of Funds will be based on the net asset value of each Underlying Fund.[4] Applicants also state that the proposed transactions will be consistent with the policies of each Fund of Funds and Underlying Fund, and with the general purposes of the Act.

Applicants' Conditions:

Applicants agree that the order granting the requested relief shall be subject to the following conditions:

1.   The members of the Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of section 2(a)(9) of the Act. The members of a Sub-Adviser Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Group or a Sub-Adviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of the Unaffiliated Fund, then the Group or the Sub-Adviser Group will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund's shares. This condition will not apply to a Sub-Adviser Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by, or under common control with the Sub-Adviser acts as the investment adviser within the meaning section 2(a)(20)(A) of the Act

---

[4] Applicants note that a Fund of Funds generally would purchase and sell shares of an Unaffiliated Fund that operates as an ETF through secondary market transactions rather than through principal transactions with the Unaffiliated Fund. To the extent that a Fund of Funds purchases or redeems shares from an ETF that is an affiliated person of the Fund of Funds in exchange for a basket of specified securities as described in the application for the exemptive order upon which the ETF relies, applicants also request relief from section 17(a) for those transactions.

(in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust.

2.   No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

3.   The Board of each Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to assure that its Adviser and any Sub-Adviser to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or Fund of Funds Affiliate from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.

4.   Once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of section 12(d)(1)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Unaffiliated

11

Investment Company and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

5. No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.

6. The Board of an Unaffiliated Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Investment Company will review these procedures periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company. The Board of the Unaffiliated Investment Company will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly

from prior years. The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

7.   Each Unaffiliated Investment Company will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase from an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth the (a) party from whom the securities were acquired, (b) identity of the underwriting syndicate's members, (c) terms of the purchase, and (d) the information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

8.   Prior to its investment in shares of an Unaffiliated Investment Company in excess of the limit in section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will execute a Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit in section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment

Company of the investment. At such time, the Fund of Funds will also transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list as soon as reasonably practicable after a change occurs. The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9.   Before approving any advisory contract under section 15 of the Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, shall find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.

10.   The Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to rule 12b-1 under the Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or its affiliated person by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Sub-Adviser will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal

to any compensation received by the Sub-Adviser, or an affiliated person of the Sub-Adviser, from an Unaffiliated Fund, other than any advisory fees paid to the Sub-Adviser or its affiliated person by the Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Adviser. In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

11.   Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to funds of funds set forth in NASD Conduct Rule 2830.

12.   No Underlying Fund will acquire securities of any other investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act, in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund: (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading section 12(d)(1) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to: (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary